Exhibit 3.2

THE COMPANIES LAW (2018 REVISION)

COMPANY LIMITED BY SHARES

FIRST AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

Happiness Biotech Group Limited

An Exempted Company limited by Shares

(Effective from the listing of shares on a Designated Stock Exchange and as amended and restated by SpecialResolutions dated [  ])

1	NAME

The name of the Company is Happiness Biotech Group Limited.

2	STATUS

The Company is a company limited by shares.

3	REGISTERED OFFICE

The registered office of the Company is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman KY1-1002, Cayman Islands or such other place as the Directors may from time to time decide.

4	OBJECTS AND CAPACITY

Subject to paragraph 9, of this Memorandum, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any obgject not prohibited by the Companies Law or any other law of the Cayman Islands. The Company is a body corporate capable of exercising all the functions of a natural person of full capacity, irrespective of any question of corporate benefit.

5	SHARE CAPITAL

The share capital of the Company is US$50,000.00 divided into 90,000,000 Ordinary Shares with a par value of US$0.0005 each and 10,000,000 Preferred Shares with par value of US$0.0005 each with power for the Company insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Law (2018 Revision) and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained PROVIDED ALWAYS that, notwithstanding any provision to the contrary contained in this Memorandum of Association, the Company shall have no power to issue bearer shares, warrants, coupons or certificates.

6	LIABILITY OF MEMBERS

The liability of each Member is limited to the amount from time to time unpaid on such Member’s Shares.

7	CONTINUATION

The Company may exercise the powers contained in the Companies Law to transfer and be registered by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be de-registered in the Cayman Islands.

8	DEFINITIONS

Capitalised terms used and not defined in this Memorandum shall bear the same meaning as those given in the Articles of Association of the Company.

9	EXEMPTED COMPANY

The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

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